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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR - 1 2013

Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21584

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING __12/31/12__

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wisconsin Discount Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7020 N Port Washington Rd
                                    (No. and Street)

Milwaukee   Wisconsin   53217
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J Koehler   (414) 352-5050

                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond C Ladd, CPA
                           (Name – *if individual, state last, first, middle name*)

225 E Fairmount Ave   Milwaukee   Wisconsin   53217
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __William J Koehler__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Wisconsin Discount Securities Corporation__ , as of __December 31__ , 20 __12__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

PAGE

INDEPENDENT AUDITORS' REPORT   2

FINANCIAL STATEMENTS

    STATEMENT OF FINANCIAL CONDITION   3

    STATEMENT OF INCOME   4

    STATEMENT OF STOCKHOLDERS' EQUITY   5

    STATEMENT OF CHANGES IN LIABILITIES
       SUBORDINATED TO CLAIMS OF GENERAL CREDITORS   6

    STATEMENT OF CASH FLOWS   7

    NOTES TO FINANCIAL STATEMENTS   8

SUPPLEMENTAL INFORMATION

    INDEPENDENT AUDITORS' REPORT
       ON SUPPLEMENTAL INFORMATION   13

    COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
       SECURITIES AND EXCHANGE COMMISSION   14

    COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
       UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION   15

    INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE
       REQUIRED BY SEC RULE 17a-5   16

    STATUS OF MEMBERSHIP IN SECURITIES INVESTOR PROTECTION
       CORPORATION   18

RAYMOND C. LADD, C.P.A.

February 22, 2013

INDEPENDENT AUDITORS' REPORT

Board of Directors
Wisconsin Discount Securities Corporation
Glendale, Wisconsin

We have examined the accompanying statement of financial condition of Wisconsin Discount Securities Corporation as of December 31, 2012 and 2011, and the related statement of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2012 and 2011 financial statements referred to above present fairly, in all material respects, the financial position of Wisconsin Discount Securities Corporation at December 31, 2012 and 2011, and the results of their operations, and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

Raymond C. Ladd, C.P.A.

WISCONSIN DISCOUNT SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012 and 2011

ASSETS

	2011	2010
Cash and cash equivalents (Note 1)	$ 8,367	$ 627
Deposits with clearing organizations and others (Note 2)	50,855	56,846
Receivable from brokers and dealers	33,512	30,243
Investments, at cost which approximates market (Note 1)		
Furniture and equipment, at cost, less accumulated depreciation of $83,460 and $81,899 (Note 1)	678	2,239
Other assets	4,738	9,392
	$ 98,150	$ 99,347

LIABILITIES AND STOCKHOLDERS' EQUITY

	2011	2010
Income taxes, including deferred taxes of $2,864 and $3,180 (Notes 1 and 5)	$ 2,864	$ 3,180
Accounts payable, accrued expenses and other liabilities	23,254	15,254
	26,118	18,434

Commitments and contingent liabilities (Note 4)

Liabilities subordinated to claims of general creditors (Note 3)	175,000	175,000
Stockholders' equity (Note 6)		
Common stock, no par value, 2,500 shares authorized; 1,500 shares issued	5,000	5,000
Retained earnings	217,032	225,913
Less 600 shares of common stock in treasury, at cost	(325,000)	(325,000)
Total stockholders' equity (deficit)	(102,968)	(94,087)
	$ 98,150	$ 99,347

See Notes to Financial Statements.

WISCONSIN DISCOUNT SECURITIES CORPORATION

STATEMENT OF INCOME

YEARS ENDED DECEMBER 31, 2012 and 2011

	2012	2011
Revenues		
Commissions	$ 452,708	$ 455,643
Interest	38,427	37,518
Other	14,592	16,877
	505,727	510,038
Expenses		
Employee compensation and benefits (Note 1)	234,051	252,382
Interest	8,750	8,750
Other operating expenses	272,123	260,202
	514,924	521,334
Income (loss) before income taxes	(9,197)	(11,296)
Income taxes (benefits), including deferred taxes (benefits) of $(316) and $(974) (Notes 1 and 5)	(316)	(974)
Net income (loss)	$ (8,881)	$ (10,322)
Earnings (loss) per share of common stock (Note 1)	$ (5.92)	$ (6.88)

See Notes to Financial Statements.

WISCONSIN DISCOUNT SECURITIES CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2012 and 2011

	Common stock	Retained earnings	Treasury stock	Total stockholders' equity
Balance (deficit), December 31, 2010	$ 5,000	236,235	(325,000)	(83,765)
Net income (loss) – 2011	-	(10,322)	-	(10,322)
Balance (deficit), December 31, 2011	$ 5,000	225,913	(325,000)	(94,087)
Net income (loss) – 2012	-	(8,881)	-	(8,881)
Balance (deficit), December 31, 2012	$ 5,000	217,032	(325,000)	(102,968)

See Notes to Financial Statements.

WISCONSIN DISCOUNT SECURITIES CORPORATION

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEARS ENDED DECEMBER 31, 2012 and 2011

Subordinated liabilities at January 1, 2011	$ 175,000
Increases (decreases)	-0-
Subordinated liabilities at December 31, 2011	$ 175,000
Increases (decreases)	-0-
Subordinated liabilities at December 31, 2012	$ 175,000

See Notes to Financial Statements.

WISCONSIN DISCOUNT SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income (loss)	$ (8,881)	$ (10,322)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	1,561	1,766
(Increase) decrease in assets:		
Deposits with clearing organizations	5,991	(29)
Receivable from brokers and dealers	(3,269)	9,118
Other assets	4,654	(2,501)
Increase (decrease) in liabilities:		
Accrued taxes payable	(316)	(974)
Other liabilities	8,000	(9)
Net cash provided by operating activities	7,740	(2,951)
Cash flows from investing activities:		
Purchase of investment securities		
Proceeds from maturity of investment securities		
Payment of subordinated debt		
Purchase of treasury stock		
Purchase of furniture and equipment	0	0
Net cash provided by (used in) investing activities	0	0
Increase (decrease) in cash and cash equivalents	7,740	(2,951)
Cash and cash equivalents:		
Beginning	627	3,578
Ending	$ 8,367	$ 627
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 8,750	$ 8,750
Income taxes	$ 0	$ 0

See Notes to Financial Statements.

WISCONSIN DISCOUNT SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 and 2011

Note 1:   Summary of Significant Accounting Policies

Wisconsin Discount Securities Corporation is a member of both the National
Association of Securities Dealers and the Municipal Securities Rulemaking
Board and is a registered broker-dealer with the Securities and Exchange
Commission. The Company is an introducing broker-dealer who forwards all
its transactions to a clearing broker-dealer on a fully-disclosed basis.
Substantially all commissions earned are received from this clearing
broker-dealer. The Company holds no funds or securities for, nor owes
funds or securities to, its customers.

The significant accounting policies affecting the financial statements are
summarized below to assist the reader in understanding the financial
information presented in this report.

Investments:

Investments are stated at cost which approximates market value.

Equipment:

Depreciable assets are stated at cost less accumulated depreciation.
Provisions for depreciation are computed on straight-line and accelerated
methods over the estimated useful lives of the assets, which range from 5
to 7 years.

Income taxes:

Income taxes are computed based on income for financial reporting purposes.
Deferred income taxes are reported for timing differences between items of
income or expense reported in the financial statements and those reported
for income tax purposes. The difference relates principally to book income
calculated using the accrual method of accounting and tax income calculated
using the cash basis.

WISCONSIN DISCOUNT SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 and 2011

Earnings per share:

Earnings per share are based on the Company's weighted average number of shares out-standing during the year.

Cash flows:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

Note 2: Interest-bearing Deposit with Clearing Broker

The Company's clearing broker-dealer holds a $50,000 deposit which earns interest at the money market rate.

Note 3: Liabilities Subordinated to Claims of General Creditors

The Company has borrowings under agreements which are subordinate to claims of general creditors. The details of this debt are as follows:

Payable to	Due date	Interest rate	
Officer	September 10, 2015	5%	50,000
Officer	March 3, 2015	5%	125,000
Balance at December 31, 2012 and 2011			$ 175,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and the National Futures Association and are thus available in computing net capital under the Securities and Exchange Commission's and Commodity Futures Trading Commission's net capital rules. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

WISCONSIN DISCOUNT SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 and 2011

Note 4:   Lease Obligation Payable, Lease Commitments

The Company has operating leases for its office space in Milwaukee and Madison, which are on a month to month basis. Total expenses under these leases in 2012 were $21,600 for Milwaukee and $10,172 for Madison and in 2011 were $20,882 for Milwaukee and $10,011 for Madison.

Note 5:   Income Taxes

The provision for income taxes (benefits) included in the consolidated financial statements consists of the following:

	2012	2011
Current taxes:		
Federal	$ 0	$ 0
State	0	0
	0	0
Deferred income taxes (benefits)	(316)	(974)
Total provision for income taxes (benefits)	$ (316)	$ (974)

Deferred income tax provisions according to the timing difference which caused them were as follows:

	2012	2011
Conversion to the cash basis of accounting for income tax purposes	$ (316)	$ (974)

WISCONSIN DISCOUNT SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 and 2011

Note 6: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform
Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum
net capital and requires that the ratio of aggregate indebtedness to net
capital both as defined, shall not exceed 15 to 1.

The Company met the net capital provision as follows:

	2012	2011
Net capital	$ 66,616	$ 69,282
Net capital required	$ 50,000	$ 50,000
Aggregate indebtedness to net capital	.39 to 1	.27 to 1

Net capital and the related net capital ratio may fluctuate daily. The net
capital rules may effectively restrict the payment of cash dividends.

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION

February 22, 2013

Board of Directors
Wisconsin Discount Securities Corporation
Glendale, Wisconsin

Our audits were made for the purpose of forming an opinion on the basic
financial statements taken as a whole of Wisconsin Discount Securities
Corporation for the years ended December 31, 2012 and 2011, which are
presented in the preceding section of this report. The supplemental
information presented hereinafter is presented for purposes of additional
analysis and is not a required part of the basic financial statements.
Such information has been subjected to the audit procedures applied in the
audits of the basic financial statement and, in our opinion, is fairly
stated in all material respects in relation to the basic financial
statements taken as a whole.

Raymond C. Ladd, C.P.A.

WISCONSIN DISCOUNT SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012 and 2011

	2012	2011
Net capital:		
Total consolidated stockholders' equity (deficit)	$(102,968)	$ (94,087)
Liabilities subordinated to claims of general		
creditors allowable in computation of net capital	175,000	175,000
Total capital and allowable subordinated liabilities	72,032	80,913
Less non-allowable assets:		
Furniture and equipment	678	2,239
Other assets	4,738	9,392
Net capital	$ 66,616	$ 69,282
Aggregate indebtedness:		
Items included in statements of financial condition:		
Income taxes payable	$ 2,864	$ 3,180
Accounts payable, accrued expenses and other liabilities	23,254	15,254
Total aggregate indebtedness	$ 26,118	$ 18,434
Minimum net capital required	$ 50,000	$ 50,000
Ratio: Aggregate indebtedness to net capital	.39 to 1	.27 to 1
Reconciliation with Company's computation		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 66,616	$ 69,282
Net Audit Adjustments subsequent to submission of Focus report	0	0
	$ 66,616	$ 69,282

WISCONSIN DISCOUNT SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012 and 2011

Exemption from Rule 15c3-3 is claimed at December 31, 2012 and 2011 based on paragraph (k)(2)(ii):

The Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records.......

The clearing broker-dealer firm is Southwest Securities Inc.

February 22, 2013

Board of Directors
Wisconsin Discount Securities Corporation
Glendale, Wisconsin

In planning and performing our audit of the financial statements of Wisconsin
Discount Securities for the years ended December 31, 2012 and 2011, we
considered its internal control structure, including procedures for
safeguarding securities, in order to determine our auditing procedures for the
purpose of expressing our opinion on the financial statements and not to
provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange
Commission, we have made a study of the practices and procedures followed by
Wisconsin Discount Securities Corporation that we considered relevant to the
objectives stated in Rule 17a-5(g) (1) in making the periodic computation of
aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures
for determining compliance with the exemptive provisions of Rule 15c3-3. We
did not review the practices and procedures, followed by the Company (1) in
making the quarterly securities examinations, counts, verifications and
comparisons, and the requirements for prompt payment for securities under
Section 8 of Regulation T of the Board of Governors of the Federal Reserve
System; (3) in obtaining and maintaining physical possession or control of all
fully paid and excess margin securities of customers as required by Rule 15c3-3
because the Company does not carry security accounts for customers or perform
custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining
an internal control structure and the practices and procedures referred to in
the preceding paragraph. In fulfilling this responsibility, estimates and
judgments by management are required to assess the expected benefits and
related costs of internal control structure policies and procedures and of the
practices and procedures referred to in the preceding paragraph and to assess
whether those practices and procedures can be expected to achieve the
Commission's above-mentioned objectives. Two of the objectives of an internal
control structure and the practices and procedures are to provide management
with reasonable, but not absolute, assurance that assets for which the Company
has responsibility are safeguarded against loss from unauthorized use or
disposition and that transactions are executed in accordance with management's
authorization and recorded properly to permit preparation of financial
statements in conformity with generally accepted accounting principles. Rule
17a-5(g) lists additional objectives of the practices and procedures listed in
the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 and 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Raymond C. Ladd, C.P.A.

WISCONSIN DISCOUNT SECURITIES CORPORATION

STATUS OF MEMBERSHIP IN SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE YEAR ENDED DECEMBER 31, 2012

Date Paid	Assessment	Amount Paid	Total Paid
July 27, 2012	$ 447	$ 447	$ 447
February 22, 2013	482	482	482
Totals	$ 929	$ 929	$ 929

WISCONSIN DISCOUNT SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR' REPORT

FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011